ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

October 20, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Erin E. Martin James Lopez

Re:	Healthcare Services Acquisition Corporation Registration Statement on Form S-1 Filed October 8, 2020 File No. 333-249389

Ladies and Gentlemen:

On behalf of Healthcare Services Acquisition Corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (including certain exhibits) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Amendment No. 1 to the Registration Statement reflects revisions to the Registration Statement made in response to the comment received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 16, 2020 (the “Comment Letter”), as well as certain other updated information.

For reference purposes, the comment contained in the Comment Letter is reproduced below in italics and the corresponding response is shown below the comment.  All references to page numbers in the Company’s response are to the page numbers in Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission	- 2 -	October 20, 2020

Form S-1 filed October 8, 2020
General

1.
We note that Section 9.3 of the warrant agreement filed as Exhibit 4.4 includes an applicable law provision limiting where claims may be brought (e.g., the courts of the State of New York or the United States District Court for the Southern District of New York). Please clarify if this provision is applicable to investors in this offering and, if so, whether it applies to claims made under the Securities Act. If the provision is applicable to investors in this offering, please also revise your prospectus to discuss the provision, including a description of any risks or other impacts on investors and whether there is uncertainty as to its enforceability.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised Section 9.3 of the warrant agreement filed as Exhibit 4.4 to clarify that it is applicable to any person or entity purchasing or otherwise acquiring any interest in the warrants. The revised form of warrant agreement is filed as Exhibit 4.4 to Amendment No. 1 to the Registration Statement.

In addition, the Company has added disclosure on pages 63 and 137 of Amendment No. 1 to the Registration Statement to discuss the provisions.

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Securities and Exchange Commission	- 3 -	October 20, 2020

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions about this letter or require any further information, please call the undersigned at (212) 596-9515 or Christopher Capuzzi of our offices at (212) 596-9575.

Very truly yours,

/s/ Paul D. Tropp
Paul D. Tropp

cc:	David Blair (Healthcare Services Acquisition Corporation) Christopher Capuzzi (Ropes & Gray LLP)